Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

The following are slides comprising a presentation that was given by Don Argus, Chairman, BHP Billiton to the ASX/Australian Shareholders’ Association Investor Hour seminar on March 5, 2008.

The Resources Sector Australian Shareholders Association 5 March 2008 Mr Don Argus AO Chairman, BHP Billiton

Slide 2 5 March 2008
Disclaimer
This document has been prepared by BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton") and comprises the written materials/slides for a presentation concerning the resources sector. By reviewing/attending this presentation you agree to be bound by the following conditions.
The directors of BHP Billiton accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.
Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied.  To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or otherwise arising in connection therewith.
This presentation is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements).  No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.
Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan.  The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.
Information about Rio Tinto is based on public information which has not been independently verified.
Certain statements in this presentation are forward-looking statements.  The forward-looking statements include statements regarding contribution synergies, the cost and timing of development projects and, without limitation, other statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These forward-
looking statements speak only as at the date of this presentation.  These statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements.  The forward-looking statements are based on numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.
There are a number of factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, as well as additional factors such as changes in global, political, economic, business, competitive, market or regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions.  Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton's filings with the US Securities and Exchange Commission ("SEC"), including BHP Billiton's Annual Report on Form 20-F for the fiscal year-ended June 30, 2007, as well as Rio Tinto’s and Alcan Inc.'s filings with the SEC, including Rio Tinto’s Annual Report on Form 20-F for the fiscal year-ended
December 31, 2006 and Alcan Inc.’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2006, which are available at the SEC's website (http://www.sec.gov). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.  The information and opinions expressed in this presentation are subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover
Panel, or the listing rules of ASX Limited) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in BHP Billiton’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Slide 3 5 March 2008
Disclaimer (continued)
Information Relating to the US Offer for Rio Tinto plc
BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration Statement (the
“Registration Statement”), which will contain a prospectus (“Prospectus”), as well as other relevant materials.  No such materials have yet been filed.  This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.
U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT,
PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY
AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website
(http://www.sec.gov), once such documents are filed with the SEC.  Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.
Information for US Holders of Rio Tinto Ltd Shares
BHP Billiton Ltd is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Ltd Offer.  Accordingly, Rio Tinto Ltd shareholders should carefully consider the following:
The Rio Tinto Ltd Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Ltd Offer for Rio Tinto shareholders located in the US
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S.
securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.
You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Ltd otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
References in this presentation to “$” are to United States dollars unless otherwise specified.

Slide 4 5 March 2008 Slide 4 5 March 2008
Overview of today’s presentation
• The significance of the resources sector to Australia
• Demand for resources is in a period of strong growth
• BHP Billiton is extremely well positioned to benefit from this growth
• BHP Billiton’s offer for Rio Tinto – unlocking value

Slide 5 5 March 2008 Slide 5 5 March 2008 The significance of the resources sector to Australia

Slide 6 5 March 2008 Slide 6 5 March 2008
The mining sector is a major contributor to Australia’s
economic wellbeing – GDP and taxes paid
• Mining and its related economic activities contributed in excess of
A$166 billion to Australia’s GDP in FY2007
(a)
.....17% of Australia’s GDP
.....and 38% of Australia’s GDP growth
• Resource companies paid A$6.6 billion in company tax in FY2006
(b)
.....13% of total government company tax revenue
Notes:
a) Source: Australian Bureau of Statistics (“ABS”).
b) Source: Minerals Council Industry Survey 2007, APPEA Key Statistics 2007 and Australian Government budget papers.

Slide 7 5 March 2008 Slide 7 5 March 2008
Total export revenues
(a)
(A$ bn)
The mining sector is a major contributor to Australia’s
economic wellbeing – exports and jobs created
56.7
(17.2)
Jobs created, 2001–07
(b)
(‘000s)
Many jobs are created in
rural and regional
Australia
Mining
Manufacturing
31.9
62.7
FY 01
69.1
85.4
FY 07
Mining
Manufacturing
Other
37%
51%
12%
18.5 20.0
Notes:
a) Source: Australian Bureau of Statistics (“ABS”).
b) Source: Australian Bureau of Statistics (“ABS”), represents the period May 2001 to May 2007.
Proportion
of total

Slide 8 5 March 2008 Slide 8 5 March 2008
The resource sector now represents ~30% of Australia’s
primary market index…
ASX 200: Resources vs all other sectors
(Aggregate market capitalisation, A$bn)
Source: IRESS, data as at 28-Feb-2008.
0
200
400
600
800
1,000
1,200
1,400
Jan-01 Jul-01 Jan-02 Jul-02 Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07 Jul-07 Jan-08
S&P/ASX 200
Resources
(30%)
S&P/ASX 200 All
Other Sectors
(70%)
S&P/ASX 200 All
Other Sectors
(86%)
S&P/ASX 200
Resources
(14%)

Slide 9 5 March 2008 Slide 9 5 March 2008
…and has delivered strong returns for investors
ASX 200 Resources accumulation index
(Index: 1-Jan-2001 = 100)
A$10,000 invested in the
ASX 200 Resources
Accumulation Index in January
2001 would now be worth
A$51,957, a 26% compound
annual growth rate
Source: IRESS, data as at 29-Feb-2008.
$ 51,957
$ 0
$ 10,000
$ 20,000
$ 30,000
$ 40,000
$ 50,000
$ 60,000
Jan-01 Jan-02 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08

Slide 10 5 March 2008 Slide 10 5 March 2008
Australia is home to some of the world’s largest resource
basins
Bauxite
(mt)
Uranium
(kt)
Source: USGS (Mineral Commodity Surveys – Jan 2007), BP Statistics Report 2007 and Uranium 2005: Resources, Production and Demand.
* Reserve base for bauxite, iron content reserve base for iron ore, recoverable reserve for uranium, and proven reserves for anthracite, bituminous, sub-bituminous and lignite coal types.
National resource reserves* for top 10 countries per mineral
Iron ore (Fe)
(mt)
Metallurgical and Thermal Coal
(mt)
Australia
0
2,000
4,000
6,000
8,000
10,000
0
200
400
600
800
1,000
1,200
0
10,000
20,000
30,000
40,000
50,000
0
50,000
100,000
150,000
200,000
250,000

BHP Billiton
Rio Tinto
Vale
China Shenhua Energy
Anglo American
Xstrata
Norilsk Nickel
Aluminium Corp. of China
Barrick Gold
Freeport McMoRan
Anglo Platinum
Southern Copper
GoldCorp
Alcoa
Impala Platinum

Slide 11 5 March 2008 Slide 11 5 March 2008
But is home to only one major mining company
Sources: Bloomberg, Datastream.
Top 15 metals and mining companies
(Market capitalisation as at 29-Feb-2008, US$bn)
0
50
100
150
200
250
Australian head office
Non-Australian head office

Slide 12 5 March 2008 Slide 12 5 March 2008 Demand for resources is in a period of strong growth

Slide 13 5 March 2008
Structure of 2007 Nominal GDP
(US$ trillion)
-3
0
3
6
9
12
15
USA China
Net Trade
Consumption
Investment
Slide 13 5 March 2008 Slide 13
The US economy is over four times larger than that of China…
13.8
3.2
~300m
People
~1,300m
People
Source: Global Insight (February 2008) and CEIC Data Co. Ltd (February 2008).
Notes: Investment also includes net change in inventories and China’s GDP converted to US$ based on an average exchange rate for the year of USD:CNY 7.57.

Slide 14 5 March 2008
0
200
400
600
800
1,000
1,200
1,400
1997 2007
0
2,000
4,000
6,000
8,000
10,000
12,000
1996 2006
...but it is China industrialisation that is driving global
metals consumption growth
0
150
300
450
600
750
900
1997 2007
0
3,000
6,000
9,000
12,000
15,000
18,000
1997 2007
Copper consumption (kt) Nickel consumption (kt)
Seaborne iron ore (mt)
Energy consumption (mtoe)
China USA Other
Notes: Seaborne iron ore demand based on import statistics - CRU data for 2007, IISI data for 1997. Energy consumption is all uses of coal, gas, oil and nuclear, expressed as millions tonnes of oil equivalent, 2007 data not yet available.
Source:  CRU, Brook Hunt, BP Statistical Review of World Energy (2007), IISI.

Slide 15 5 March 2008 Slide 15 Slide 15 5 March 2008
...and industrialisation and urbanisation in China appears to have a long way to go
China’s tiered city structure:
2005 2010 2020
84 tier 1-3 cities (a) 106 tier 1-3 cities (b) 143 tier 1-3 cities (c)
Tier 1
Tier 2
Tier 3
Source:  Global Insight; National Bureau of Statistics of China – China Statistical Yearbook; McKinsey & Company, 2006.
a) Tier 1 city defined as registered population >4.6 m and nominal GDP/capita >US$3,200, tier 2 city defined as either registered population >4.6 m and nominal GDP/capita at least US$1,600 or nominal GDP/capita
>US$3,200 and registered population at least 1.5m, tier 3 city defined as registered population 1.5-4.6 m or nominal GDP/capita US$1,600-US$3,200.
b) Tier 1 city defined as registered population >4.8 m and nominal GDP/capita >US$3,600, tier 2 city defined as either registered population >4.8 m and nominal GDP/capita at least US$1,800 or GDP/capita >US$3,600 and registered population at least 1.6m, tier 3 city defined as registered population 1.6-4.8 m or nominal GDP/capita US$1,800-US$3,600.
c) Tier 1 city defined as registered population >5.0 m and nominal GDP/capita >US$4,800, tier 2 city defined as either registered population >5.0 m and nominal GDP/capita at least US$2,400 or GDP/capita >US$4,800 and registered population at least 1.7m, tier 3 city defined as registered population 1.7-5.0 m or nominal GDP/capita US$2,400-US$4,800

Slide 16 5 March 2008
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
1900 1910 1920 1930 1940 1950 1960 1970 1980 1990 2000 2010 2020 2030
Slide 16 5 March 2008
To satisfy demand the world may need to mine as much copper
over the next 25 years as throughout history
World copper demand
(‘000 tonnes refined copper)
Source of data: CRU Copper Quarterly (January 2008); CRU archive data.
a) Future copper consumption based on a hypothetical world average growth rate of 3% p.a., based on a projection of similar growth patterns in world demand to the past 20 years.
1900-2007
Total = 608 mt
2007-2032
Total = 680 mt
(a)
2007  = 18,084
2032  = 37,864

Slide 17 5 March 2008 Slide 17 5 March 2008 BHP Billiton is extremely well positioned to benefit from this growth

Slide 18 5 March 2008
BHP Billiton’s business is truly global in scope and scale…
Aluminium
Base Metals
Diamonds & Specialty Products
Energy Coal
Iron Ore
Manganese
Metallurgical Coal
Petroleum
Stainless Steel Materials
Offices
Stainless Steel Materials
Nickel
Iron Ore
Iron Ore
Manganese
Manganese Ore, Manganese Alloy
Metallurgical Coal
Coking Coal, Thermal Coal
Base Metals
Copper, Lead, Silver, Uranium, Zinc
Aluminium
Alumina, Aluminium
Energy Coal
Thermal Coal
Petroleum
Oil, Gas, NGL
Diamonds & Specialty Products
Diamonds, Titanium Minerals
Note: Location of dots indicative only

Other
13%
Southern Africa
8%
Europe
7%
8%
South America
13%
North America
50%
Australia

Other
Southern Africa
Europe
2%
6%
8%
South America
34%
North America 0.1%
49%
Australia

bhpbilliton

Slide 19 5 March 2008 Slide 19 5 March 2008
…but Australian operations are the foundation
• 50% of assets in Australia
• 49% of profit before interest and
taxation, generated by Australian
based assets
• Over 60% of issued capital relates
to the Australian side of the DLC (a)
• Over 495,000 Australian retail BHP
Billiton Ltd shareholders who hold
A$36bn worth of shares (b)
Source:  BHP Billiton.
a) As at 29-Feb-2009.
b) Represents all Australian investors with less than 25,000 shares as at 28-Feb-2008.
BHP Billiton assets by location
(US$m, as at 30-Jun-2007)
BHP Billiton profit before interest
and taxation by asset location
(US$m, FY2007)

29-Jun-01
28-Jun-02
30-Jun-03
30-Jun-04
30-Jun-05
30-Jun-06
29-Jun-07
29-Feb-08

bhpbilliton

Slide 20 5 March 2008 Slide 20 5 March 2008
It has achieved substantial growth since the DLC
merger…
Notes:
a) Source: Production shown for the 12 months ending 30-June. Converted to copper equivalent units using BHP Billiton FY2007 average realised prices and BHP Billiton estimates. Excludes all production from sold or ceased operations. Production growth does not include production for the six month period ending 31-Dec-2007.
b) Source: Datastream and financial reports and company filings of BHP Billiton. Market capitalisation based on shares outstanding and share price as at the dates shown. In addition, over the period from 29-Jun-2001 to 31-Oct-
2007, BHP Billiton undertook share buybacks of US$11.4B.
BHP Billiton production growth
(a)
(Index: FY2001 production = 100)
BHP Billiton market capitalisation
(b)
(US$bn)
100
110
120
130
140
150
160
170
FY01 FY02 FY03 FY04 FY05 FY06 FY07
CAGR: 8%
0
30
60
90
120
150
180
210
CAGR: 34%
US$196bn
US$31bn

Slide 21 5 March 2008 Slide 21 5 March 2008
Created a unique diversified portfolio balanced across
high margin commodities…
Underlying EBITDA
(12 months, US$bn)
Underlying EBITDA Margin
(a)
(CY2007, 12 months)
Note: Historical financial information has been restated for comparative purposes per note 1 of BHP Billiton’s half-year financial report for the half-year ended 31-Dec-2007. CY2007 represents the 12 months ending 31-Dec-2007.
a) EBITDA margin excludes third party sales.
52%
40%
36%
70%
52%
43%
75%
23%
34%
Iron Ore
Manganese
Metallurgical Coal
Base Metals
Stainless Steel
Materials
Aluminium
Petroleum
Energy Coal
Diamond &
Specialty Products
0
6,000
12,000
18,000
24,000
FY2002 CY2007
4,677
23,623
Iron Ore
Manganese
Metallurgical Coal
Petroleum
Energy Coal
Aluminium
Base Metals
Stainless Steel
Materials
Diamond & Specialty Products
Non
Ferrous
(56%)
Energy
(21%)
Carbon
Steel
Materials
(22%)

Slide 22 5 March 2008 Slide 22 5 March 2008
Delivered strong dividend growth…
Ordinary dividends per share
(US cents per share)
Note: Two interim dividends were paid in FY2004
45%
increase in
interim
dividend
13.0
14.5
26.0
28.0
36.0
47.0
6.5
7.0
16.5
13.5
17.5
20.0
29.0
0
5
10
15
20
25
30
35
40
45
50
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
Full year dividend
Interim dividend
29% CAGR

Slide 23 5 March 2008 Slide 23 5 March 2008
…and created considerable wealth for global investors
BHP Billiton Ltd
(a)
(A$)
Source: Bloomberg, Iress.
a) Dividends/distributions assumes that the dividends are received in cash and not reinvested in BHP Billiton. Dividends grossed up for franking. Includes the value of shares distributed in Bluescope Steel to BHP Billiton Ltd shareholders.
A holder of 1,000 BHP Billiton Ltd shares on 28 June 2001 would have seen the value of their total holding increase by 323%
0
10,000
20,000
30,000
40,000
50,000
60,000
Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03 Jun-04 Dec-04 Jun-05 Dec-05 Jun-06 Dec-06 Jun-07 Dec-07
Dividends/Distributions (a)
Value of BHP Billiton Ltd Shares
Value at
28 June 2001
A$10,372
Value at
30 June 2003
A$9,902
Value at
30 June 2005
A$20,171
Value at
30 June 2007
A$38,380
Value at
30 June 2002
A$10,654
Value at
30 June 2004
A$14,117
Value at
28 June 2006
A$31,635
Value at 29 February 2008
Shares: A$39,580
Dividends/Distributions: A$4,286

Slide 24 5 March 2008
Boffa/Santou
Refinery
Slide 24 5 March 2008
The future looks bright for BHP Billiton…
2010
As at 29 February 2008
Proposed capital expenditure
<$500m
$501m-$2bn $2bn+
SSM
Petroleum D&SP
Energy Coal
Aluminium
Iron Ore Base Metals
Met Coal
Manganese
CSG
2008
Execution
Pyrenees
Samarco
Neptune
Shenzi
WA Iron Ore
RGP 4
NWS
T5
Alumar
Atlantis
North
Yabulu
Klipspruit
Kipper
GEMCO
Zamzama
Phase 2
2013
Feasibility
Guinea
Alumina
Worsley
E&G
Perseverance
Deeps
Navajo
Sth
Maruwai
Stage 1
Douglas-
Middelburg
NWS Nth
Rankin B
Bakhuis
Maruwai
Stage 2
Mt Arthur
Coal UG
Future Options
Cliffs
Newcastle
Third Port
NWS
Angel
Scarborough
Samarco 4
Nimba
Ekati
Canadian
Potash
Thebe
Browse
LNG
WA Iron Ore
Quantum 2
CW Africa
Exploration
GEMCO
Exp
CMSA
Pyro Expansion
Olympic Dam
Expansion 1
CMSA Heap
Leach 2
Olympic Dam
Expansion 2
Olympic Dam
Expansion 3
Angola
& DRC
Caroona
WA Iron Ore
RGP 5
SA Mn
Ore Exp
Corridor
Sands I
WA Iron Ore
Quantum 1
MKO
Talc
Gabon
Macedon
Turrum
Neptune
Nth
CMSA Heap
Leach 1
Knotty
Head
NWS CP
Wards
Well
RBM
Daunia
Peak Downs
Exp
Shenzi
Nth
Maya
Nickel
DRC
Smelter
Mad Dog
SWR
KNS
Exp
Cannington
Life Ext
Hallmark
Blackwater
UG
NWS
WFG
Kennedy
Escondida
3rd Conc
Goonyella
Expansions
Kipper
Ph 2
Resolution
Corridor
Sands II
Saraji
Puma
Cerrejon
Opt Exp
Angostura
Gas
Eastern
Indonesian
Facility
Red Hill
UG

Slide 25 5 March 2008 Slide 25 5 March 2008
…in a changing global corporate framework
Norilsk
China mining
companies
BHP Billiton
Rio Tinto
Xstrata
Rusal
Anglo
Source: Location of bubbles are indicative only of each company’s head office location.
Vale

Slide 26 5 March 2008 Slide 26 5 March 2008 BHP Billiton’s offer for Rio Tinto – unlocking value

Slide 27 5 March 2008
Combined entity will have a unique portfolio of tier 1 assets
– Highly complementary large-scale, low-cost, long-life assets
– Strengthened asset portfolio and superior future growth options
Unparalleled exposure to overlapping mineral basin positions and infrastructure
– Optimisation of production efficiencies
– Delivery of more volume, faster, to customers
Enhanced earnings through quantified synergies and benefits of combination
Broader stakeholders will benefit (customers, communities, employees)
A natural fit – common strategies, heritage, culture and values
Slide 27 5 March 2008
Unlocking value: Why a combination with Rio Tinto?
1
2
3
4
5

Slide 28 5 March 2008 Slide 28 5 March 2008
Top 10 companies in the world by market capitalisation
(As at 29-Feb-2008, US$bn)
Source: Datastream.
a) Based on BHP Billiton Ltd and BHP Billiton Plc closing share prices on 29-Feb-2008 and assuming BHP Billiton acquires 100% of the shares in Rio Tinto Ltd and Rio Tinto plc based on its current offer, before any share buyback.
Creating a natural resources “super-major”
0
100
200
300
400
500
600
Petrochina Exxon Mobil BHP Billiton +
Rio Tinto (a)
General
Electric
China Mobile Gazprom ICBC Microsoft At&T BP

Slide 29 5 March 2008 Slide 29 5 March 2008
In summary
• A strong resources sector is fundamental to Australia’s economic prosperity
• The global resources industry is undergoing extraordinary change
• Standalone, BHP Billiton has a bright future
• The offer for Rio Tinto has the potential to enhance this by creating a company that is unique in character, capable of delivering superior returns for its shareholders and an
Australian champion on the global stage
• The terms of the offer reflect a good deal for both companies’ shareholders
• The process has a long time to run – an offer document is not expected to be posted to shareholders until late 2008 following BHP Billiton completing the necessary anti-trust and other regulatory processes
• You do not have to decide anything now, but I encourage you to listen to the arguments and think about them so that you are well prepared when the time comes to make a decision

Slide 30 5 March 2008 Slide 30 5 March 2008
Legitimate questions
• Assuming a satisfactory regulatory outcome, Rio Tinto shareholders will be faced with 2 choices:
– Accept BHP Billiton’s offer, which is priced at a 45% premium to the pre-
approach trading valuations of the two companies; or
– Reject BHP Billiton’s offer
• Rio Tinto shareholders will have 2 legitimate questions to ask of their Board
– On what grounds can you justify rejecting the 45% premium value uplift implied by BHP Billiton’s offer?
– How does the Rio Tinto Board propose to deliver to its shareholders the value of the implied premium and the pro-rata share of the combination benefits that shareholders may forego by the Rio Tinto Board refusing to engage with BHP Billiton?
• Remember this is about relative value not absolute value.

Slide 31 5 March 2008